Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

January 17, 2012

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:          Moduslink Global Solutions, Inc. (the “Company”)
Soliciting Material filed by Peerless Systems Corporation,
Timothy Brog and Jeffrey A. Wald
Filed January 13, 2012
File No. 1-35319

Dear Ms. Kim:

Reference is made to the Soliciting Material filed on January 13, 2011 (“January 13, 2012 Soliciting Material”) with the Securities and Exchange Commission (the “Commission”) by Peerless Systems Corporation, Timothy Brog and Jeffrey A. Wald (collectively, the “Peerless Group”), in connection with the Peerless Group’s solicitation of proxies from the stockholders of the Company for use at its 2011 Annual Meeting of Stockholders to be held on January 20, 2012.

Submitted for your review is a memorandum attached as Annex A hereto and emailed to you on January 17, 2012, setting forth Peerless’ responses to your comments made by letter dated January 13, 2012.  For your convenience, each of the numbered paragraphs in Annex A corresponds to the numbered comment in the Staff’s comment letter.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

PEERLESS SYSTEMS CORPORATION

By:	/s/ Andrew Kule
Andrew Kule
Senior Analyst

Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

Annex A

Peerless’ Responses to Comments
Transmitted by Letter dated January 17, 2012

Definitive Soliciting Material

General

1.	We note the following statements:

•	“The ModusLink Board of Directors and management have made a poorly disguised attempt to maintain the status quo by duping stockholders into voting for the Company-endorsed board nominees;”

Peerless believes that there are many instances to support the above statement.  A typical example is when Moduslink stated in a press release which was filed with the Securities and Exchange Commission on January 12, 2012 that it received support from the proxy advisory firm Institutional Shareholder Services Inc. (“ISS”).  Specifically, ModusLink states that “ISS supports the election of ModusLink nominee, Jeff Fenton.”  However, the fact is that ISS did not recommend Jeffrey Fenton nor supported him.  Attached for your review as Exhibit A, please find a copy of the front cover of the ISS report dated January 9, 2012 that clearly shows that ISS recommends ModusLink shareholders “DO NOT VOTE” for Jeffrey Fenton.  Peerless believes that ModusLink’s claim that ISS supports the election of Jeffery Fenton is not only false, but is made to influence and induce stockholders to vote for ModusLink’s director nominee.   If the Staff would like to review the complete ISS report Peerless will provide you a copy.

•	ModusLink has shamelessly resorted to issuing false and misleading statements and accusations…;” and

Please see the examples set forth above and below for support for this statement.

•
“On several occasions, ModusLink has claimed that Mr. Brog has previously violated federal securities laws. The fact is that these allegations are completely false and presumably trumped up by the Company to intentionally mislead stockholders….”

ModusLink has repeatedly alleged that Peerless nominee Mr. Timothy Brog has a track record of securities law violations.  One instance that ModusLink refers to is related to a proxy contest to nominate directors to the board of The Gyrodyne Company of America, Inc. (“Gyrodyne”) both in 2006 and 2007.  Specifically, ModusLink states in a December 7, 2011 letter to stockholders and filed with the Securities and Exchange Commission, that “Timothy Brog, one of the Peerless nominees, has a troubling history regarding violations of the securities laws and the failure to disclose such violations to stockholders.  In 2006, Mr. Brog was part of a slate of director candidates put forward by a group of activist shareholders led by Full Value Partners in a proxy contest against a company called Gyrodyne. The Securities and Exchange Commission (SEC) found the Full Value Partners group’s proxy materials to be in violation of the Securities Exchange Act of 1934.  Following this finding by the SEC, the Full Value Partners group withdrew its nominations.”

“The following year, the Full Value Partners group again attempted to nominate the same group of directors, including Mr. Brog. In response, Gyrodyne filed a federal lawsuit asserting that Full Value Partners was using false and misleading proxy materials to wage its proxy campaign. Mr. Brog’s nomination was subsequently withdrawn at the last minute, and the other two dissident candidates went on to be defeated.”

 If ModusLink fully investigated their allegations, before disparaging Mr. Brog, they would have discovered that Gyrodyne issued a press release on December 3, 2007, which was also filed with the Securities and Exchange Commission that disassociates Mr. Brog from any violations.  The December 3, 2007 press release clearly states that “Gyrodyne has subsequently learned that Mr. Brog, a director nominee of Full Value in 2006 and 2007, did not prepare or review, nor was he involved in the preparation of, Full Value’s proxy materials in 2006 and 2007.  Additionally, the Company has been informed that Mr. Brog never received any notice from the Securities and Exchange Commission (the “SEC”) or the staff of the SEC (the “Staff”) regarding Full Value’s 2006 and 2007 proxy materials and that Full Value did not provide Mr. Brog notice of, or a copy of, the Staff’s correspondence concerning its 2006 proxy materials.  Therefore, it is the Company’s belief that Mr. Brog never ignored the Staff’s instructions or comments relating to Full Value’s proxy materials in 2006 and 2007.”  It is Peerless’ contention that ModusLink is resorting to making false and defamatory allegations about Mr. Brog with the sole intention of misleading stockholders to vote for the Company’s director nominees.

It should also be noted that ModusLink, was willing to have Mr. Brog, who they falsely claim “has a track record of SEC violations”, to serve on its Board if Mr. Brog agreed to end the proxy contest.  Peerless questions why the Board is willing to have Mr. Brog serve on its Board under the terms of a negotiated settlement, but then deems him unsuitable under the threat of a  contested election.  Moreover, Peerless finds it unacceptable that ModusLink is resorting to disparaging Mr. Brog’s character solely to elevate their own stature with its stockholders.

EXHIBIT: A

ISS
An MSCI Brand

ISS Proxy Advisory Services
USA

ModusLink Global Solutions, Inc.

Ticker: MLNK | Exchange: NASDAQ | Index: N/A | Sector: Internet Software & Services | GICS: 45101010 | Meeting Type: Proxy Contest | Meeting Date: 20 January 2012 | Record Date: 1 December 2011 | State of Incorporation: Delaware | Meeting ID: 681986

Primary Contact(s)
James Miller CFA, CPA
Jolene Dugan
peter.j.kimball@issgovernance.com

Publication Date
9 January 2012

Executive Summary

- The company faces a proxy challenge for two seats from Peerless Systems Corp., which holds 2.4 percent of shares. Peerless has made a compelling case that minority change at the board level is needed. A vote on the GOLD card FOR dissident nominee Jeffrey S. Wald is warranted.

Financial Performance

	1-year	3-year	5-year
Company TSR (%)	-13.29	-20.99	-15.31
GICS 4510 TSR (%)	44.11	11.29	7.01
Russell 3000 TSR (%)	29.95	1.83	1.31

TSRs are as of closest calendar quarter end to company's FYE. More information

Profiles and Data

Compensation Profile........2
Board Profile........3
Company Updates........5
Meeting Agenda and Proposals........6
Equity Ownership Profile........26
Additional Information........26

Agenda and Recommendations

United States Policy

Item	Code	Proposal	Mgt. Rec.	ISS Rec.	Focus
Management Proxy (White Card)					
1.1	M0299	Elect Director Thomas H. Johnson	FOR	DONOTVOTE	❖
1.2	M0299	Elect Director Jeffrey J. Fenton	FOR	DONOTVOTE	❖
2	M0550	Advisory Vote to Ratify Named Executive Officers' Compensation	FOR	DONOTVOTE	❖
3	M0552	Advisory Vote on Say on Pay Frequency	ONE YEAR	DONOTVOTE	❖
4	M0101	Ratify Auditors	FOR	DONOTVOTE	❖
5	M0615	Adopt, Renew or Amend NOL Rights Plan (NOL Pill)	FOR	DONOTVOTE	❖
6	S0201	Declassify the Board of Directors	AGAINST	DONOTVOTE	❖
Dissident Proxy (Gold Card)					
1.1	S0299	Elect Director Timothy Brog	FOR	WITHHOLD	❖
1.2	S0299	Elect Director Jeffery Wald	FOR	FOR	
2	M0550	Advisory Vote to Ratify Named Executive Officers' Compensation	AGAINST	FOR	❖
3	M0552	Advisory Vote on Say on Pay Frequency	ONE YEAR	ONE YEAR	
4	M0101	Ratify Auditors	NONE	FOR	❖
5	M0615	Adopt, Renew or Amend NOL Rights Plan (NOL Pill)	NONE	FOR	❖
6	S0201	Declassify the Board of Directors	FOR	FOR	

❖Recommendations against management | ● Items deserving attention due to contentious issues or controversy

ISS Proxy Advisory Services
ModusLink Global Solutions, Inc.
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Publication Date: 9 January 2012
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